SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________
SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

GREEKTOWN SUPERHOLDINGS, INC.
(Name of Issuer)

SERIES A-1 CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE
(Title and Class of Securities)

392485207
(CUSIP number)

Brigade Capital Management LLC
Attention: Donald E. Morgan, III
399 Park Avenue
Suite 1600
New York, NY 10022
(212) 745-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485207	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brigade Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 94,999
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 94,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,999

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 392485207	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brigade Leveraged Capital Structures Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 94,999
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 94,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,999

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 392485207	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald E. Morgan, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 94,999
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 94,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,999

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 392485207	13D

Item 1.    Security and Issuer.

The securities to which this statement relates are shares of Series A-1 Convertible Preferred Stock, par value $.01 per share (the “Shares”), of Greektown Superholdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 555 East Lafayette, Detroit, Michigan 48226.

Item 2.     Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“Brigade LCSF”), Brigade Capital Management, LLC, a Delaware limited liability company (“Brigade CM”) and Donald E. Morgan, III.

Brigade LCSF, Brigade CM and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Brigade.”

Brigade LCSF is principally engaged in the business of providing investment management services. The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Brigade CM is the investment manager of Brigade LCSF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, Suite 1600, New York, NY 10022.

Mr. Morgan is a Managing Member of Brigade CM and a Director of Brigade LCSF and his business address is 399 Park Avenue, Suite 1600, New York, NY 10022.

A portion of the funds managed by Brigade LCSF were provided by each of Brigade Leveraged Capital Structures Fund LP (“Feeder Fund A”) and Brigade Leveraged Capital Structures Offshore Ltd. (“Feeder Fund B”, and, together with Feeder Fund A, the “Feeder Funds”) through the Feeder Funds’ investments in Brigade LCSF.

The Shares to which this Schedule 13D relates are held directly by Brigade LCSF.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

Brigade LCSF subscribed for  Shares under an offering to the holders of 10-3/4% Senior Notes due 2013 (the “Senior Notes”) issued by Greektown Holdings (“Holdings”) and Greektown Holdings II, Inc. of rights to purchase 1,850,000 shares of Issuer’s preferred stock, par value $0.01 per share (the “Preferred Stock”) at a purchase price of $100 per share (the “Rights Offering”) and in accordance with the Second Amended Joint Plans of Reorganization (the “Plan”) of Holdings and of its direct and indirect wholly-owned subsidiaries filed with the United States Bankruptcy Court for the Eastern District of Michigan (the “Bankruptcy Court”) on December 7, 2009.  Brigade LCSF purchased Shares at a purchase price of $100 per share pursuant to a Purchase and Put Agreement, dated November 2, 2009 (as amended by that certain First Amendment to Purchase and Put Agreement, dated January 11, 2010, the “Purchase and Put Agreement”) by and among certain holders of the Senior Notes, including Brigade LCSF, and certain other parties (the “Put Parties”).

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. Nothing herein shall be construed as limiting the scope of actions or alternatives that the Reporting Persons may consider or discuss from time to time, or the course of action, if any, that the Reporting Persons may ultimately pursue.

On May 29, 2008 (the “Petition Date”), Holdings, its direct and indirect subsidiaries and certain affiliates (collectively, the “Debtors”) filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the Bankruptcy Court. These cases were consolidated under the caption, “In re Greektown Holdings, L.L.C., et al. Case No. 08-53104.” On August 26, 2009, the Debtors filed the Second Amended Joint Plans of Reorganization (the “Debtor Plan”) and the Second Amended Disclosure Statement for Joint Plans of Reorganization (the “Debtor Disclosure Statement”). On September 3, 2009, the Bankruptcy Court approved the Debtor Disclosure Statement.

Prior to confirmation of the Plan, the Put Parties entered into the Purchase and Put Agreement. Pursuant to the Purchase and Put Agreement:

•
the Put Parties were to propose and file an alternative plan of reorganization on terms consistent with the Purchase and Put Agreement, providing, among other things, for (i) the payment in full of all debtor-in-possession financing claims and all claims under Holdings’ prior senior secured credit facility, (ii) the issuance of $385,000,000 of New Senior Secured Notes, (iii) the Rights Offering and the issuance to the holders of Senior Notes, including Brigade LCSF, of 140,000 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), in each case, in exchange for the Senior Notes and (iv) the sale of 150,000 shares of Preferred Stock to certain Put Parties, including Brigade LCSF, at a purchase price of $100 per share as further described below;

•
the Put Parties who were holders of Senior Notes agreed to exercise their right to purchase Preferred Stock in the Rights Offering and the other Put Parties agreed to purchase 150,000 shares of Preferred Stock;

•	the Put Parties agreed to purchase any shares of Preferred Stock not subscribed for by the other holders of Senior Notes in the Rights Offering;

•
in consideration for entering into the Purchase and Put Agreement, the Put Parties became entitled to a put premium in the aggregate equal to (i) $10 million (the “Cash Put Premium”) and (ii) 222,222 shares of Preferred Stock (the “Stock Put Premium”); however, each Put Party had the right to accept its pro rata share of up to 111,111 additional shares of Preferred Stock in lieu of the Cash Put Premium.

On November 3, 2009, the Debtors agreed to voluntarily continue the hearing on confirmation of the Debtor Plan (the “Debtor Plan Confirmation Hearing”), which was scheduled for that date, for 24 hours, to engage in discussions with the Put Parties. On November 4, 2009, the Bankruptcy Court further continued the Debtor Plan Confirmation Hearing to allow for further discussions regarding a consensual resolution. On November 29, 2009, the Debtors, the Put Parties, the agent for the pre-petition secured lenders, the agent for the lenders under the debtor-in-possession credit facility (the “DIP Facility”), an ad hoc group of pre-petition secured lenders, the Official Committee of Unsecured Creditors (the “Creditors’ Committee”), and the indenture trustee for the Senior Notes (the “Indenture Trustee”) filed a stipulation containing the terms on which all such parties would support the confirmation of the plan proposed by the Put Parties described in the Purchase and Put Agreement. On December 7, 2009, the Put Parties, joined by the Creditors’ Committee and the Indenture Trustee as “Noteholder Plan Proponents,” filed the Plan and the Disclosure Statement for Second Amended Joint Plans of Reorganization for the Debtors Proposed by Noteholder Plan Proponents Including Official Committee of Unsecured Creditors and Indenture Trustee (the “Disclosure Statement”). The Disclosure Statement had been previously presented to the Bankruptcy Court, and on December 4, 2009, the Bankruptcy Court approved the Disclosure Statement.  The Plan became effective on June 30, 2010.

Pursuant to the Plan, the sale of 1,850,000 shares of Preferred Stock in the Rights Offering and pursuant to the Purchase and Put Agreement, together with the direct purchase of 150,000 shares of Preferred Stock by certain of the Put Parties, including Brigade LCSF, pursuant to the Purchase and Put Agreement, all at a purchase price of $100 per share, provided approximately $196 million in net proceeds to the Debtors’ estates. Such net amount reflects the determination of the Put Parties to receive $4 million of the Cash Put Premium from the Issuer in cash and 66,666 shares of Preferred Stock in lieu of the remaining $6 million of the Cash Put Premium. Certain of the Put Parties, including Brigade LCSF, also elected to receive Warrants to purchase Preferred Stock at an exercise price of $0.01 per share representing a portion of the Preferred Stock that it had otherwise elected to purchase. As a result, the holders of Senior Notes and the Put Parties owned all of the outstanding equity interests of the Issuer as of June 30, 2010.

Until February 17, 2012, the Shares were held pursuant to Section 206c of the Michigan Gaming and Control Act (the "Gaming Act") which, subject to numerical limits, allows institutional investors to hold shares of a company licensed to operate a casino in Michigan so long as they are holding the shares for investment purposes only. On February 17, 2012, Brigade Leveraged Capital Structures Fund Ltd. and Brigade Leveraged Capital Structures Offshore Ltd. provided notice of its intended actions as set forth in this filing and filed an application with the Michigan Gaming Control Board for a determination of eligibility and suitability of such persons. Under the Gaming Act, no action can be taken that may influence or affect the affairs of the Issuer until:(1) notice is filed; and (2) an application is filed for a determination of eligibility and suitability.

The Reporting Persons believe that the Issuer's financial performance can be improved to create greater value for the Issuer's shareholders and accordingly on February 17, 2012 the Reporting Persons sent a letter to the chairman of the nominating and corporate governance committee of the board of directors of the Issuer (the “February 17 Letter”). A copy of the February 17 Letter is attached hereto as Exhibit 2 and is incorporated herein by reference. As contemplated by the February 17 Letter, the Reporting Persons intend to work with the governance committee to nominate one individual who is associated with the Reporting Persons and two new independent nominees as candidates for election to the Issuer's board of directors. It is also anticipated that the Reporting Persons may, from time to time, have discussions with the board of directors and other shareholders of the Issuer with regard to the nomination process and subsequent election of directors.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) and (b)  As of the date hereof, Brigade LCSF owns beneficially 94,999 Shares, representing approximately 6.5% of the  153,383 Shares of the Issuer outstanding.

As of the date hereof, Brigade CM, in its capacity as investment manager of Brigade LCSF, had shared voting and dispositive power with respect to all 94,999 Shares owned beneficially by Brigade LCSF, representing approximately 6.5% of the Issuer’s common stock outstanding.

As of the date hereof, Mr. Morgan, in his capacity as a Managing Member of Brigade CM and Director of Brigade LCSF, had shared voting and dispositive power with respect to all 94,999 Shares owned beneficially by Brigade LCSF, representing approximately 6.5% of the Issuer’s common stock outstanding.

(c) The description of the transactions described in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement

Exhibit 2	Letter dated February 17, 2012 from the Reporting Persons to the chairman of the nominating and corporate governance committee of the board of directors of the Issuer.

CUSIP No. 392485207	13D

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

February 17, 2012
Date

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. 392485207	13D

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of Series A-1 Convertible Preferred Stock, $0.01 par value per share, of Greektown Superholdings, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Signatories to this Agreement

Brigade Capital Management, LLC

Brigade Leveraged Capital Structures Fund Ltd.

Donald E. Morgan, III

Ferbruary 17, 2012
Date

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. 392485207	13D

Exhibit 2

[Letterhead of Brigade Capital Management, LLC]

February 17, 2012

Mr. Freman Hendrix
Chairman of the Nominating Committee
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, MI  48226

Dear Mr. Hendrix,

Brigade’s managing member has asked me to write to you in your capacity as the Chairman of the Nominating Committee of Greektown Superholdings, Inc. (the “Company”) in connection with the nominations for directors to be considered at the 2012 Annual Shareholders Meeting of the Company.

As you are aware, Brigade Leveraged Capital Structures Fund Ltd. and Brigade Leveraged Capital Structures Offshore Ltd. (the “Funds”) are significant shareholders of the Company.  We have identified three individuals who we think would help the Company to enhance shareholder value and would like to propose for nomination to the Board of Directors of the Company.  Accordingly, we would like to meet with you and, if practical, the other members of the nominating committee early in the week of February 20 to discuss the Funds’ proposed slate of candidates.

It is our hope that we can reach a prompt consensus with the nominating committee on the proposed slate of directors for this year’s meeting.  In order to accomplish this in the most efficient and collaborative manner, we believe that it is imperative that we commence a dialogue promptly.

We also are aware that you may feel a need to evaluate the appropriateness of such a meeting from a regulatory perspective.  Rest assured, that in order to avoid any delay based on such concerns, we want you to know that we have communicated our intention to send this letter to you to the Michigan Gaming Control Board (“MGCB”) before contacting you on behalf of the nominating committee and have filed an application with the MGCB for a finding of suitability as provided in Section 206c(3) of the Michigan Gaming Control and Revenue Act.  The Funds have also consulted with the MGCB about the next steps that will need to be coordinated from the Funds’ perspective as this process moves forward.

We look forward to a constructive meeting.  Please feel free to call or email me at ng@brigadecapital.com to discuss your availability.

Sincerely,

/s/ Neal P. Goldman

Neal P. Goldman

CC:           Managing Member
Board of Directors of Greektown Superholdings, Inc.
Michigan Gaming Control Board

SK 25586 0002 1267510